

U. [barcode] COMMISSION
49

05041218

AM 3-23-2005

8-28721

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachovia Securities Financial Network, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street 8th Floor
(No. and Street)


SEC MAIL
RECEIVED
PROCESSING
MAR 0 ? 2005
WASH, D.C.
179
SECTION

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Wallace (804)782-4162
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

401 South Tryon Street	Charlotte	NC	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

60

CH 3/23

OATH OR AFFIRMATION

I, Jeffrey Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Securities Financial Network, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:



Name Jeffrey Wallace
Title Chief Financial Officer



Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

(With Independent Auditors' Report Thereon)

December 31, 2004



KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wachovia Securities Financial Network, LLC:

We have audited the accompanying statement of financial condition of Wachovia Securities Financial Network, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit above provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities Financial Network, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2005

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2004

(In thousands)

Assets		
Cash and cash equivalents	$	30,757
Receivable from brokers, dealers and clearing organizations		7,732
Financial instruments owned, at fair value		2,100
Loans to financial advisors, net		23,773
Receivable from affiliates		793
Other assets		2,135
Total assets	$	67,290
Liabilities and Member's Equity		
Commissions payable	$	6,890
Financial instruments sold, not yet purchased, at fair value		69
Note payable to affiliate		10,997
Accrued compensation		535
Accrued expenses and other liabilities		3,107
Total liabilities		21,598
Subordinated borrowing and accrued interest		3,544
Member's equity		42,148
Commitments and contingent liabilities		
Total liabilities and member's equity	$	67,290

See accompanying notes to financial statements.

WACHOVIA SECURITIES FINANCIAL NETWORK, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Statement of Financial Condition

December 31, 2004

(In thousands, except where noted)

(1) Organization and Basis of Presentation

Wachovia Securities Financial Network, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a 62% owned consolidated subsidiary of Wachovia Corporation (Wachovia). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are Wachovia Securities, LLC (including its subsidiary Wexford Clearing Services, LLC), First Clearing, LLC (FCLLC), and the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. All securities transactions are cleared through FCLLC on a fully-disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United Sates of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Fair Value

Cash and cash equivalents, financial instruments owned and financial instruments sold, not yet purchased are carried at fair value.

Receivables from brokers, dealers, and clearing organizations, loans to financial advisors, receivable from affiliates, commissions payable, note payable to affiliate and payable to affiliates are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The Company's taxable income primarily

(In thousands, except where noted)

becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes.

(3) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2004, financial instruments owned and financial instruments sold, not yet purchased consist of the following, at fair value:

	Financial instruments owned	Financial instruments sold, not yet purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$ 1,271	$ —
U.S. Government and agency obligations	369	—
State and municipal government obligations	—	69
Corporate obligations	50	—
Equity securities	410	—
Total	$ 2,100	$ 69

(4) Loans to Financial Advisors

The Company provides loans to certain financial advisors which are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule. The amortization period for these loans does not exceed eight years.

The Company has established an allowance for doubtful accounts to offset amounts not collected from financial advisors. Loans to financial advisors of $23,773 are reported net of the allowance for doubtful accounts of $1,420 at December 31, 2004.

(5) Note Payable to Affiliate

The Company has entered into a variable rate revolving unsecured line of credit (the Agreement) with Wachovia. Under the terms of the Agreement, the Company may, from time to time, borrow funds for general operating purposes provided that aggregate borrowings under the Agreement do not exceed $15,000 at any one time. The principal amount of the Agreement is due on demand. At December 31, 2004, the Company had $10,997 outstanding related to the Agreement.

(6) Subordinated Borrowing

The Company is indebted to Wachovia for a subordinated note due December 29, 2005. The principal and accrued interest outstanding on this subordinated note were $2,725 and $819 at

(In thousands, except where noted)

December 31, 2004, respectively. The note carries a fixed interest rate of 6.59%. Interest on the principal is accrued quarterly and will be paid when the principal on the note is due.

This subordinated borrowing and accrued interest is available to the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(7) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the aggregate indebtedness method, permitted by Rule 15c3-1, which requires that the Company's ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 of net capital. At December 31, 2004, the Company had net capital of $18,326 which was $16,891 in excess of its required minimum net capital of $1,435. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 1.17 to 1.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

(8) Retirement Plans

Substantially all employees with one year of service are eligible for participation in the matching savings plan of Wachovia. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matched savings plan may be matched up to 6% of the employee's eligible compensation, as defined. A 6% matching level was in place as of December 31, 2004.

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to employees of the Company and their beneficiaries and dependents. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

In December 2003, Congress enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), which introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans. Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, requires currently enacted changes in relevant laws to be considered in the current period measurement of postretirement benefit cost and the accumulated benefit obligation. However, the Financial Accounting Standards Board (FASB) issued guidance that permitted companies to defer recognition of the impact of the Act until certain accounting issues are resolved by the FASB. In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, which provides guidance on accounting for the impact of the Act. Wachovia adopted the

(In thousands, except where noted)

provisions of FSP 106-2 in 2004. The adoption of FSP 106-2 did not have a material impact on the Company's Statement of Financial Condition.

(9) Transactions with Affiliated Parties

Services Provided by Affiliates

Wachovia provides the Company with certain centralized administrative services, staff support, facilities, equipment and systems support. At December 31, 2004, the Company had receivables from affiliates of $793 and payables to affiliates of $11 for these services.

Clearing Services

The Company has entered into a fully disclosed clearing agreement with FCLLC, an affiliated broker-dealer, to clear its retail securities transactions. In the accompanying Statement of Financial Condition, cash and cash equivalents of $30,757 represents funds held at FCLLC. Additionally receivable from brokers, dealers and clearing organizations includes $7,596 due from FCLLC in connection with the fully disclosed clearing arrangement at December 31, 2004.

Other

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(10) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's Statement of Financial Condition.

Other contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection with this agreement, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's

customers to satisfy their obligations in connection with their securities transactions. At December 31, 2004, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.